

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended June 30, 2006 and 2005
(in millions, except per share amounts)

	Second Quarter Ended June 30, 2006	Second Quarter Ended June 30, 2005	First Half Ended June 30, 2006	First Half Ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales and revenues				
Automotive sales.................	$ 37,747	$ 38,685	$ 74,732	$ 78,017
Financial Services revenues	4,218	5,863	8,288	11,667
Total sales and revenues	41,965	44,548	83,020	89,684
Costs and expenses				
Automotive cost of sales	36,167	36,713	72,841	72,271
Selling, administrative and other expenses	4,631	6,127	9,223	12,217
Interest expense	2,178	1,719	4,197	3,683
Financial Services provision for credit and insurance losses	61	(17)	96	168
Total costs and expenses	43,037	44,542	86,357	88,339
Automotive interest income and other non-operating income/(expense), net	310	651	525	804
Automotive equity in net income/(loss) of affiliated companies	205	69	284	126
Income/(loss) before income taxes .	(557)	726	(2,528)	2,275
Provision for/(benefit from) income taxes.......................	(320)	(301)	(1,163)	13
Income/(loss) before minority interests......................	(237)	1,027	(1,365)	2,262
Minority interests in net income/(loss) of subsidiaries..................	19	84	78	142
Income/(loss) from continuing operations	(256)	943	(1,443)	2,120
Income/(loss) from discontinued operations......................	2	3	2	38
Net income/(loss)	$ (254)	$ 946	$ (1,441)	$ 2,158
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK				
Basic income/(loss)				
Income/(loss) from continuing operations...................	$ (0.14)	$ 0.51	$ (0.77)	$ 1.16
Income/(loss) from discontinued operations...................	—	—	—	0.02
Net income/(loss)	$ (0.14)	$ 0.51	$ (0.77)	$ 1.18



Diluted income/(loss)

Income/(loss) from continuing operations.	$ (0.14)	$ 0.47	$ (0.77)	$ 1.05
Income/(loss) from discontinued operations.	—	—	—	0.01
Net income/(loss)	$ (0.14)	$ 0.47	$ (0.77)	$ 1.06
Cash dividends	$ 0.10	$ 0.10	$ 0.20	$ 0.20

The Notes to the Financial Statements in the Form 10-Q Report
are an integral part of the Financial Statements.



FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	June 30, 2006	December 31, 2005
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 27,985	$ 28,406
Marketable securities	12,600	10,672
Loaned securities	33	3,461
Finance receivables, net	106,554	105,975
Other receivables, net	9,194	8,522
Net investment in operating leases	31,884	27,099
Retained interest in sold receivables	1,150	1,420
Inventories	12,116	10,271
Equity in net assets of affiliated companies	2,751	2,579
Net property	41,639	40,706
Deferred income taxes	6,879	5,881
Goodwill and other intangible assets	6,392	5,945
Assets of discontinued/held-for-sale operations	—	5
Other assets	17,771	18,534
Total assets	$ 276,948	$ 269,476
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables.	$ 23,595	$ 22,813
Accrued liabilities and deferred revenue	78,473	72,977
Debt	153,478	154,332
Deferred income taxes	5,729	5,275
Total liabilities.	261,275	255,397
Minority interests	1,054	1,122
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share		
(1,837 million shares issued)	18	18
Class B Stock, par value $0.01 per share		
(71 million shares issued)	1	1
Capital in excess of par value of stock	4,636	4,872
Accumulated other comprehensive income/(loss)	(262)	(3,562)
Treasury stock	(420)	(833)
Earnings retained for use in business	10,646	12,461
Total stockholders' equity.	14,619	12,957
Total liabilities and stockholders' equity	$ 276,948	$ 269,476

The Notes to the Financial Statements in the Form 10-Q Report
are an integral part of the Financial Statements.



FORD MOTOR COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended June 30, 2006 and 2005
(in millions)

	First Half Ended June 30, 2006	Revised First Half Ended June 30, 2005
	(unaudited)	(unaudited)
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by operating activities	$ 10,453	$ 14,582
Cash flows from investing activities of continuing operations		
Capital expenditures.	(3,403)	(3,572)
Acquisitions of retail and other finance receivables and operating leases.	(29,407)	(28,951)
Collections of retail and other finance receivables and operating leases.	21,021	25,150
Net acquisitions of daily rental vehicles	—	(2,997)
Purchases of securities	(11,170)	(3,044)
Sales and maturities of securities.	11,247	2,395
Proceeds from sales of retail and other finance receivables and operating leases	2,947	12,506
Proceeds from sale of businesses	51	2,070
Cash paid for acquisitions	(37)	(1,296)
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(4)	(4)
Other.	49	71
Net cash (used in)/provided by investing activities.	(8,706)	2,328
Cash flows from financing activities of continuing operations		
Cash dividends	(374)	(367)
Sales of Common Stock	234	447
Purchases of Common Stock	(97)	(263)
Changes in short-term debt	265	834
Proceeds from issuance of other debt	23,900	14,765
Principal payments on other debt	(26,433)	(25,769)
Other.	89	(6)
Net cash (used in)/provided by financing activities	(2,416)	(10,359)
Effect of exchange rate changes on cash.	241	(526)
Net increase/(decrease) in cash and cash equivalents from continuing operations	(428)	6,025



Cash flows from discontinued operations

Cash flows from operating activities of discontinued operations	3	70
Cash flows from investing activities of discontinued operations.	—	(50)
Cash flows from financing activities of discontinued operations.	—	—
Net increase/(decrease) in cash and cash equivalents ..	$ (425)	$ 6,045
Cash and cash equivalents at January 1	$ 28,406	$ 22,828
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	4	681
Net increase/(decrease) in cash and cash equivalents	(425)	6,045
Less: cash and cash equivalents of discontinued/held-for-sale operations at June 30.	—	(722)
Cash and cash equivalents at June 30	$ 27,985	$ 28,832

The Notes to the Financial Statements in the Form 10-Q Report
are an integral part of the Financial Statements.





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XBRL report	fmc-20060630.xml	📎
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